UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

HUDSON GLOBAL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	59-3547281
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

53 Forest Avenue, Suite 102

Old Greenwich, CT 06870

(475) 988-2068

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
10% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

Securities Act registration statement file number to which this form relates:

333-288531

Securities to be registered pursuant to Section 12(g) of the Act:

None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Hudson Global, Inc., a Delaware corporation (“Hudson”), HSON Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Hudson (“Merger Sub”), and Star Equity Holdings, Inc., a Delaware corporation (“Star”), have entered into an Agreement and Plan of Merger, dated as of May 21, 2025 (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Star, with Star continuing as the surviving corporation of the merger (the “Merger”), and a wholly owned subsidiary of Hudson.

The securities to be registered hereby are 2,690,637 shares of 10% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”) of Hudson. The Series A Preferred Stock will be issued in connection with the consummation of the Merger.

The description of the Series A Preferred Stock set forth in the Registration Statement on Form S-4 (File No. 333-288531) of Hudson filed with the Securities and Exchange Commission on July 3, 2025, is incorporated herein by reference. The description of the Series A Preferred Stock is set forth below.

Description of the Series A Preferred Stock

Rank

The Series A Preferred Stock, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Hudson, will rank (i) senior to the common stock of Hudson, $0.001 par value per share, of Hudson (the “Common Stock”) and to all other equity securities issued by Hudson the terms of which specifically provide that such equity securities rank junior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of Hudson; (ii) on a parity with all equity securities issued by Hudson the terms of which specifically provide that such equity securities rank on a parity with the Series A Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of Hudson (the “Parity Preferred Stock”); and (iii) junior to all equity securities issued by Hudson the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of Hudson and to all existing and future indebtedness of Hudson. The term “equity securities” does not include convertible debt securities.

Dividends

Holders of shares of the Series A Preferred Stock are entitled to receive, when and as authorized by the Board of Directors (or a duly authorized committee thereof) and declared by Hudson, out of funds legally available for the payment of dividends, preferential cumulative cash dividends at the rate of 10.0% per annum of the $10.00 liquidation preference per share (equivalent to a fixed annual amount of $1.00 per share). Dividends on the Series A Preferred Stock shall be cumulative from (but excluding) the date of original issue and shall be payable quarterly in arrears on or before the last day of each of March, June, September and December (each, a “Dividend Payment Date”) or, if such date is not a Business Day (as defined below), on the immediately succeeding Business Day or on such later date as designated by the Board of Directors, with the same force and effect as if paid on such date. Any dividend payable on the Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in Hudson’s stock records for the Series A Preferred Stock at the close of business on the applicable record date, which shall be the first day of each of March, June, September and December, whether or not a Business Day, in which the applicable Dividend Payment Date falls (each, a “Dividend Record Date”). The term “Business Day” shall mean any calendar day on which the Nasdaq Global Market is open for trading.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Hudson, the holders of shares of Series A Preferred Stock are entitled to be paid out of the assets of Hudson legally available for distribution to its stockholders a liquidation preference of $10.00 per share, plus an amount equal to any accumulated and unpaid dividends to but excluding the date of payment, but without interest, before any distribution of assets is made to holders of Common Stock or any other class or series of stock of Hudson that ranks junior to the Series A Preferred Stock as to liquidation rights. If the assets of Hudson legally available for distribution to stockholders are insufficient to pay in full the liquidation preference on the Series A Preferred Stock and the liquidation preference on the shares of any class or series of Parity Preferred Stock, all assets distributed to the holders of the Series A Preferred Stock and any class or series of Parity Preferred Stock shall be distributed pro rata so that the amount of assets distributed per share of Series A Preferred Stock and such class or series of Parity Preferred Stock shall in all cases bear to each other the same ratio that the liquidation preference per share on the Series A Preferred Stock and such class or series of Parity Preferred Stock bear to each other.

Voting Rights

Holders of the Series A Preferred Stock will not have any voting rights, except as set forth below or otherwise required by law.

Whenever dividends on any shares of Series A Preferred Stock shall be in arrears for six or more consecutive quarters (a “Preferred Dividend Default”), the holders of such shares of Series A Preferred Stock, together with the holders of all classes or series of Parity Preferred Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote separately as a class for the election of a total of two additional directors of Hudson (the “Preferred Stock Directors”) at a special meeting called upon the written request of the holders of record of at least 20% of the Series A Preferred Stock or the holders of record of at least 20% of any class or series of Parity Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which case such vote will be held at the earlier of the next annual or special meeting of stockholders of Hudson) or at the next annual meeting of stockholders, and at each subsequent annual or special meeting until all dividends accumulated on such shares of Series A Preferred Stock for the past dividend periods and the dividend for the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment.

Conversion

The Series A Preferred Stock is not convertible into or exchangeable for any other property or securities of Hudson.

Transfer Agent and Registrar

The transfer agent and registrar for the Series A Preferred Stock is Computershare, Inc.

Listing

The Series A Preferred Stock has been approved for listing on the Nasdaq Global Select Market and will trade under the symbol “HSONP”. Trading of the Series A Preferred Stock is expected to commence on or about August 22, 2025.

The foregoing description of the terms of the Certificate of Designations and the Series A Preferred Stock are qualified in their entirety by reference to the full text of the Certificate of Designations, which is included as Exhibit 3.1 to this Registration Statement on Form 8-A and is incorporated by reference herein.

Item 2. Exhibits.

Number	Description

3.1	Certificate of Designations, Rights, and Preferences of 10.0% Series A Cumulative Perpetual Preferred Stock of Hudson Global, Inc. (incorporated by reference to Exhibit 4.2 to Hudson Global, Inc.’s Registration Statement on Form S-4 dated July 3, 2025 (File No. 333-288531)).

3.2	Amended and Restated Certificate of Incorporation of Hudson Global, Inc. (incorporated by reference to Exhibit 3.2 to Hudson Global, Inc.’s Current Report on Form 8-K dated June 15, 2015 (File No. 0-50129)).

3.3	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Hudson Global, Inc. (incorporated by reference to Exhibit 3.1 to Hudson Global, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (File No. 001-38704)).

3.4	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Hudson Global, Inc. (incorporated by reference to Exhibit 3.1 to Hudson Global, Inc. Current Report on Form 8-K dated June 10, 2019 (File No. 001-38704)).

3.5	Amended and Restated Bylaws of Hudson Global, Inc. (incorporated by reference to Exhibit 3.4 to Hudson Global, Inc.’s Current Report on Form 8-K dated June 15, 2015 (File No. 0-50129)).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 21, 2025	HUDSON GLOBAL, INC.

	By:	/s/ JEFFREY E. EBERWEIN
Jeffrey E. Eberwein
Chief Executive Officer